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                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975


In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A. Email Message To OrthAlliance Members From Chairman of the Board, W. Dennis Summers

Dear Members:

As you may know, the company reached an important milestone this month when we received a sufficient number of contract amendments to satisfy the minimum requirements of the Merger Agreement for doctor participation.

We anticipate that the merger will close during the third quarter of this year. Nonetheless, for those of you who have not selected option 2 or option 3 offered by OCA, a significant opportunity still exists, and will be available through July 27, 2001 in accordance with the schedule previously provided to you. The Incentives offered under the Stock Pool are reduced as each week passes, but we are still in the early stages of the program, and the incentives can be substantial for those of you who want to select options 2 or 3. Obviously, the sooner you make a decision, the better.

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Some of you have inquired whether the incentives will be greater in the future if you wait to accept either option 2 or option 3. On the contrary, the Incentive Programs are designed to reward those who make early decisions. OCA greatly improved the incentive plans several weeks ago as a result of the Town Hall Meetings and the input received from our doctors during these meetings. The current plans have already been enhanced and expanded, and you will do yourself a disservice if you fail to make your decision as soon as possible.

I want to be sure that all of you know that you can receive detailed information about the incentive plans simply by contacting Steve Toon, Paul Hayase or me. In addition, we are happy to arrange a discussion or a meeting with someone from OCA if that is necessary or helpful. Please let us know how we can help you evaluate the various options and alternatives.

I hope that you have an enjoyable and safe holiday for the Fourth of July.

Best regards,


W. Dennis Summers
Chairman, Board of Directors